UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

Commission File Number: 001-34988

SKY-MOBI LIMITED

10/F, Building B, United Mansion

No. 2, Zijinghua Road, Hangzhou

Zhejiang 310013

People’s Republic of China

(86-571) 8777-0978

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Exhibit Index

99.1	Press Release

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SKY-MOBI LIMITED

By:	/s/ John Bi
Name:	John Bi
Title:	Chief Financial Officer

Date: November 18, 2013

3

Exhibit 99.1

Sky-mobi Limited Announces Unaudited Financial Results for the Fiscal Second Quarter 2014

HANGZHOU, China, November 18, 2013 — Sky-mobi Limited (“Sky-mobi” or the “Company”) (NASDAQ: “MOBI”), a leading mobile application store in China, today announced unaudited financial results for the fiscal second quarter ended September 30, 2013 (“second quarter 2014”).

Second Quarter 2014 Highlights

•

Total revenues decreased 16.6% to RMB116.6 million (US$19.1 million) compared to RMB139.8 million in the fiscal second quarter ended September 30, 2012 (“the prior year period”). Revenues from smartphones represented 33.6% of total revenues

•	Gross margin decreased to 23.3%, compared to 24.6% in the prior year period

•	Non-IFRS[1] gross margin decreased to 23.5%, compared to 25.3% in the prior year period

•	Loss from operations decreased to RMB2.3 million (US$0.4 million), compared to loss from operations of RMB15.3 million in the prior year period

•	Non-IFRS profit from operations increased to RMB0.7 million (US$0.1 million), compared to non-IFRS loss from operations of RMB7.3 million in the prior year period

•	Net loss decreased to RMB4.4 million (US$0.7 million), compared to net loss of RMB11.7 million in the prior year period

•	Non-IFRS net loss decreased to RMB1.5 million (US$0.2 million), compared to non-IFRS net loss of RMB3.6 million in the prior year period

•	Basic and diluted loss per common share was RMB0.02 (US$0.00), which represents the equivalent of RMB0.13 (US$0.02) per ADS[2]

•	Non-IFRS basic and diluted loss per common share was RMB0.00 (US$0.00), which represents the equivalent of RMB0.03 (US$0.01) per ADS

[1]	Non-IFRS figures exclude share-based compensation expenses. Please see “About Non-IFRS Financial Measures” in this release for more information.
[2]	American Depositary Shares (“ADSs”) are traded on the NASDAQ Global Market, each of which represents eight common shares of the Company.

Michael Tao Song, Chairman and Chief Executive Officer of Sky-mobi, stated, “We are pleased that our fiscal second quarter 2014 revenues exceeded the high end of our prior guidance by approximately 11% due to stronger than expected growth in our smartphone business. Anticipating the continued decline of the feature phone market, we have continued to effectively reallocate cash flow and resources away from our feature phone business and into development of our smartphone platform. By focusing more heavily on growing our smartphone business, we were able to see revenues from this line more than double quarter-over-quarter to over RMB39.2 million, or 33.6% of total revenues. One remarkable phenomenon behind this growth is that long-time Maopao community users on feature phones are more comfortable migrating to smartphones using the familiar features we offer them. As a result, this same group of users is quickly developing increased digital consumption habits through our smartphone Maopao platform. These impressive results demonstrate the strong growth and monetization potential of our large Maopao community user base accumulated in our feature phone business.

“We have proven our strategy of user penetration through two competitive distribution channels: pre-installations with smartphone handset manufactures and engagement with physical stores where we install mobile applications on smartphones directly. By adding over 360,000 new users per day, these initiatives have allowed us to grow to over 73.4 million users on our smartphone platform. We believe the success achieved from this long-term strategy will continue to be a significant entry barrier for our competitors in the fast-growth, low-cost smartphone market. In addition, another key element to strengthening our position in the smartphone business is our content offering. We strive to provide enjoyable and entertaining content to users in order to improve user experience and, in turn, deliver sustainable financial and operational growth.”

John Bi, Chief Financial Officer of Sky-mobi, commented, “We are pleased with the accelerating growth in our smartphone business. Since we began to monetize on our smartphone platform last quarter, this business has become an increasingly important contributor that drives our top-line growth significantly as well as our overall user base expansion. We continued to implement cost control measures to maximize cash flow from our feature phone operations, while allocating more resources to our smartphone business. In the fiscal second quarter, we continued to maintain positive cash flow and had RMB519 million cash and deposits as of September 30, 2013.”

Financial Results for Second Quarter 2014

Total Revenues

Sky-mobi provides revenue breakdown in two forms: by handset type and by source.

Revenues by handset type are broken down into “Feature phone revenues” and “Smartphone revenues”.

Revenues by source are broken down into “Revenues collected from carrier channels”, “Revenues collected from third party channels” and “Other revenues”.

	For the three months ended
	September 30,
	2012	2013	2013
In thousands	(RMB)	(RMB)	(US$)

Revenues by handset type:
Feature phone revenues	139,831	77,420	12,651
Smartphone revenues	—	39,163	6,399

Total revenues	139,831	116,583	19,050

	For the three months ended
	September 30,
	2012	2013	2013
In thousands	(RMB)	(RMB)	(US$)

Revenues by source:
Revenues collected from carrier channels	99,360	67,830	11,084
Revenues collected from third party Channels	36,826	32,521	5,314
Other revenues	3,645	16,232	2,652

Total revenues	139,831	116,583	19,050

Total revenues for second quarter 2014 decreased 16.6% to RMB116.6 million (US$19.1 million) from RMB139.8 million in the prior year period. Revenues from the smartphone business amounted to RMB39.2 million (US$6.4 million), representing 33.6% of the Company’s total revenues in second quarter 2014. The company’s smartphone revenues as a percentage of total revenues more than doubled from the fiscal first quarter ended June 30, 2013 due to the increased user base and higher monetization rate on the smartphone business.

Revenues collected from carrier channels (which principally consist of application store revenues) were RMB67.8 million (US$11.1 million) in second quarter 2014, representing 58.2% of total revenues, decreasing 31.7% from RMB99.4 million in the prior year period. The decrease in revenues collected from carrier channels was primarily due to fewer user visits and downloads from the feature phone Maopao application store resulting from the shrinking feature phone market, partially offset by increased revenue from the Company’s smartphone Maopao application store and a higher monetization rate resulting from direct cooperation with mobile operators. Sky-mobi had 700.5 million user visits and 128.5 million smartphone application store downloads during the second quarter 2014, increasing from 6.9 million and 10.2 million, respectively, in the prior year period.

Due to a substantial increase in user visits and downloads on the Company’s smartphone Maopao application store, the Company’s smartphone Maopao application store generated approximately RMB28.9 million (US$5.0 million) in second quarter 2014, representing 42.5% of total revenues collected from carrier channels. The Company believes that its smartphone user visits and downloads will increase steadily in future quarters as it expands its user base.

Revenues collected from third party channels, which principally consist of Maopao community revenues from both feature phone and smartphone handsets, were RMB32.5 million (US$5.3 million), down 11.7% from the prior year period and contributing 27.9% of total revenues in second quarter 2014. Sky-mobi had 5.1 million active members and 414.0 million member log-ins on the Maopao Community during second quarter 2014, representing a decrease from 15.0 million active members and 778.4 million member log-ins in the prior year period, Revenues from the Maopao Community decreased due to a decline in active members and log-ins on feature phones, partially offset by an increase in active members and log-ins on the Company’s smartphone platform, which is especially the case with loyal Maopao Community users migrating to smartphones, and higher ARPU3 on the Company’s two most popular mobile social games, “Fantasy of Three Kingdoms” and “Fairy Magic World”, which are also available on smartphone handsets. The Company expects that the Maopao community revenues collected from smartphone handsets will continuously contribute to its revenue collected from third party channels and that revenue collected from third party channels will contribute a steady percentage of total revenues in future quarters.

Other revenues were RMB16.2 million (US$2.7 million) in second quarter 2014, increased significantly from RMB3.6 million the prior year period. The increase was primarily due to the Company’s strengthened efforts in developing its promotional services on its Maopao platforms on feature phones and smartphones, as well as growth of its application store and related services outside of China. Other revenues consist of commissions from companies for using feature phone and smartphone Maopao platforms to promote and sell applications (“promotional income”) as well as overseas revenues generated by the Company’s international mobile service providers.

[3]	ARPU represents average revenue per user.

Cost of Revenues and Gross Profit

Total cost of revenues for second quarter 2014 decreased 15.2% to RMB89.4 million (US$14.6 million) compared to RMB105.5 million in the prior year period.

Total non-IFRS cost of revenues for second quarter 2014 decreased 14.7% to RMB89.2 million (US$14.6 million) compared to RMB104.5 million in the prior year period.

	For the three months ended
	September 30,
	2012	2013	2013
In thousands	(RMB)	(RMB)	(US$)

Cost of revenues:
Costs associated with payments to industry participants	93,909	81,478	13,314
Direct costs	11,542	7,939	1,297

Total cost of revenues:	105,451	89,417	14,611

Gross Margin	24.6%	23.3%

Non-IFRS cost of revenues:
Costs associated with payments to industry participants	93,909	81,478	13,314
Direct costs	10,586	7,695	1,257

Total non-IFRS cost of revenues:	104,495	89,173	14,571

Non-IFRS Gross Margin	25.3%	23.5%

Non-IFRS cost of revenues is defined as cost of revenues excluding share-based compensation expenses. The discussion and analysis below focuses on non-IFRS cost of revenues, which the Company believes more accurately reflects the Company’s operating performance than IFRS cost of revenues.

Non-IFRS costs associated with payments to industry participants decreased 13.2% to RMB81.5 million (US$13.3 million) in second quarter 2014, compared to RMB93.9 million in the prior year period. This decrease was primarily due to reduced channel costs, which were in-line with the decline in revenues, and cost savings from dealing directly with mobile operators, partially offset by increased content provider costs due to the higher sharing percentage with smartphone content providers.

Non-IFRS direct costs decreased 27.3% to RMB7.7 million (US$1.3 million) in second quarter 2014 compared to RMB10.6 million in the prior year period. Non-IFRS direct costs included salaries and benefits, depreciation, office expenses and utilities directly related to the operation of Maopao application stores on feature phones and smartphones. The decrease was primarily due to a reduction in overall headcount in the Company’s feature phone market business, which reflected the Company’s strategy to focus on the smartphone market.

Non-IFRS gross profit for second quarter 2014 decreased 22.4% to RMB27.4 million (US$4.5 million) compared to RMB35.3 million the prior year period. Non-IFRS gross margin in second quarter 2014 was 23.5%, down from 25.3% the prior year period. This decrease was principally due to increased smartphone revenues with lower profit margins resulting from the Company’s higher revenue sharing percentage with smartphone handset partners and content providers in order to expand its smartphone user base as well as improve the content and applications offered to smartphone users.

Operating Expenses

Total operating expenses, primarily consisting of employee salaries and benefits, training expenses, traveling, entertainment and office related expenses, decreased 40.7% in second quarter 2014 to RMB29.4 million (US$4.8 million) from RMB49.7 million in the prior year period, primarily due to the decrease in headcount.

Total non-IFRS operating expenses were RMB26.7 million (US$4.4 million) in second quarter 2014, a decrease of 37.2% from RMB42.6 million in the prior year period.

	For the three months ended
	September 30,
	2012	2013	2013
In thousands	(RMB)	(RMB)	(US$)

Operating expenses:
Research and development expenses	23,008	8,296	1,356
Sales and marketing expenses	8,342	7,118	1,163
General and administrative expenses	18,263	14,067	2,299
Other income and expense	43	(49)	(8)

Total operating expenses	49,656	29,432	4,810

Non-IFRS operating expenses:
Research and development expenses	20,769	7,715	1,261
Sales and marketing expenses	7,518	6,912	1,129
General and administrative expenses	14,256	12,158	1,987
Other income and expense	43	(49)	(8)

Total non-IFRS operating expenses	42,586	26,736	4,369

Non-IFRS operating expenses are defined as operating expenses excluding share-based compensation expenses.

The decrease in operating expenses was primarily due to reduced overall headcount in connection with the Company’s strategic reorganization, which rebalanced headcount between the smartphone and feature phone businesses and reduced resources in the feature phone business.

The Company’s employee headcount decreased to 423 as of September 30, 2013 from 685 as of September 30, 2012 as described in the table below.

	As of September 30,	As of June 30,	As of September 30,
	2012	2013	2013
Headcount
Operations	122	77	79
Research and development	369	139	151
Sales and marketing	96	100	119
General and administrative	98	79	74

Total headcount	685	395	423

Average headcount for the three months	684	450	414

Net Profit/Loss and Earnings/Loss Per Share

Net loss in second quarter 2014 decreased to RMB4.4 million (US$0.7 million), from RMB11.7 million in the prior year period. This improvement in net loss was attributable to the reduction in operating expenses as the Company realigned away from the feature phone business towards the smartphone business, which was partially offset by RMB 4.4 million (US$0.7 million) income tax expenses resulting from the change of the holding entity of certain equity investments for tax planning purposes and RMB1.5 million (US$0.3 million) impairment losses on investments in associates and available-for-sale investments.

Non-IFRS net loss in second quarter 2014 decreased to RMB1.5 million (US$0.2 million), from RMB3.6 million in the prior year period.

Basic and diluted loss per common share in second quarter 2014 was RMB0.02 (US$0.00), which represents the equivalent of RMB0.13 (US$0.02) per ADS.

Non-IFRS basic and diluted loss per common share in second quarter 2014 was RMB0.00 (US$0.00), which represents the equivalent of RMB0.03 (US$0.01) per ADS.

The weighted average number of ADSs used to calculate basic and diluted earnings per ADS for second quarter 2014 was 29,796,691.

Common Shares

Sky-mobi had 252.3 million common shares outstanding as of September 30, 2013, or the equivalent of 31.5 million ADSs outstanding.

Other Operating Data

The following table sets forth total feature phone application store downloads and smart phone application store downloads for the periods indicated:

	For the three months ended
	September 30,
In millions	2012	2013	% change

Feature Phone Application Store
User visits	3,066.3	806.8	-73.7%

Single-user application and content downloads
Single-player games	245.3	107.6	-56.1%
Other Single-user applications and content titles	411.9	136.1	-67.0%

Total Single-user application and content downloads	657.2	243.7	-62.9%

Multiplayer games downloads	41.0	17.8	-56.6%

Total feature phone application store downloads	698.2	261.5	-62.5%

	For the three months ended
	September 30,
In millions	2012	2013

Smartphone Application Store
User visits	6.9	700.5

Single-user application and content downloads
Single-player games	2.7	37.1
Other Single-user applications and content titles	7.5	89.8

Total Single-user application and content downloads	10.2	126.9

Multiplayer games downloads	0.0	1.6

Total smartphone application store downloads	10.2	128.5

The following table sets forth the number of registered members, active members and member log-ins for the Company’s Maopao Community on feature phones and smartphones as of the dates indicated:

	As of September 30,
In millions	2012	2013	% change

Number of registered members	215.3	267.0	24.0%

	For the three months ended
	September 30,
In millions	2012	2013	% change

Maopao Community
Number of active members	15.0	5.1	-66.0%
Number of member log-ins	778.4	414.0	-46.8%

Business Outlook

For the fiscal third quarter 2014 ending December 31, 2013, Sky-mobi expects total revenues to be in the range of RMB 90 million to RMB 100 million.

These are Sky-mobi’s current projections, which are subject to change.

Conference Call and Webcast

Sky-mobi’s management team will host a conference call today November 18, 2013 at 8:00 AM EST, (or 5:00 AM U.S. Pacific Standard Time and 9:00 PM, Beijing/Hong Kong time) to discuss the Company’s financial results. Participants may access the call by dialing the following numbers:

United States:	+1-845-675-0438
International Toll Free:	+1-855-500-8701
China Domestic:	400-1200654
Hong Kong:	+852-3051-2745
Conference ID:	#98789361

The replay will be accessible through November 26, 2013 by dialing the following numbers:

United States Toll Free:	+1- 855-452-5696
International:	+61-2-8199-0299
Conference ID:	#98789361

A live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.sky-mobi.com

About Non-IFRS Financial Measures

To supplement its consolidated financial statements prepared in accordance with International Financial Reporting Standards, or IFRS, Sky-mobi uses several non-IFRS financial measures defined below. The Company believes management and investors benefit from non-IFRS financial measures in assessing the Company’s performance and prospects. Specifically, the Company believes that non-IFRS financial measures provide meaningful supplemental information regarding its performance by excluding certain items that may not be indicative of the Company’s operating performance.

The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with IFRS. A limitation of using non-IFRS cost of revenues, gross profit, operating expenses, profit from operations, net profit and net profit per share is that these non-IFRS measures exclude share-based compensation expenses that have been and will continue to be for the foreseeable future a significant recurring expense. Management provides specific information regarding the IFRS amounts excluded from each non-IFRS measure. For more information on these non-IFRS financial measures, please see the tables containing reconciliations of non-IFRS financial measures to comparable IFRS measures in this release.

Definitions of Non-IFRS Measures

Non-IFRS cost of revenues is defined as cost of revenues excluding share-based compensation expenses.

Non-IFRS gross profit is defined as revenues less non-IFRS cost of revenues.

Non-IFRS operating expenses are defined as operating expenses excluding share-based compensation expenses.

Non-IFRS profit (loss) from operations is defined as Non-IFRS gross profit less non-IFRS operating expenses.

Non-IFRS net profit (loss) is defined as non-IFRS profit (loss) from operations plus/minus other gains or losses, impairment loss on investments in associates, impairment loss on available-for-sale investments and share of results of associates, less income tax.

Non-IFRS basic and diluted earnings (losses) per common share/ADS are defined as non-IFRS net profit (loss) attributable to owners of the Company divided by weighted average outstanding shares/ADSs during the period.

Explanatory Notes

This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.12 to US$1.00, the exchange rate at September 30, 2013 as set forth in the H.10 statistical release of the Federal Reserve Board.

When calculating the number of Maopao users, Sky-mobi counts an individual who uses a particular handset with a particular SIM card to access Maopao as one user. Therefore, an individual who accesses Maopao through one handset with two SIM cards separately will be counted as two users, while an individual who accesses Maopao through two handsets using the same SIM card will also be counted as two users.

The number of downloads of application and content titles on Maopao refers to the number of requests made by mobile users for downloading a particular application or a content title, or for authorization to access to a specified feature of a particular application or a content title from Maopao. A user may make multiple download requests for an application depending on the complexity of the application and whether interruptions occurred during the downloading process.

The number of active members of the Maopao Community refers to the number of registered members who logged on to the Maopao Community on feature phones or smartphones at least twice during a month for the relevant quarter.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “may,” “will,” ‘‘believes,’’ ‘‘expects,’’ ‘‘anticipates,’’ ‘‘intends,’’ ‘‘estimates,’’ “plans,” “continues” or other similar expressions, the negative of these terms, or other comparable terminology. Such statements, including statements relating to the Company’s business outlook, are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Potential risks and uncertainties include the effectiveness, profitability, and marketability of the Company’s solutions; the Company’s limited operating history; measures introduced by the PRC government and mobile network operators aimed at mobile applications-related services; the Company’s revenue projections for future periods; the Company’s ability to maintain relationships with handset companies, content providers and payment service providers; its dependence on mobile service providers and mobile network operators for the collection of a substantial majority of its revenues; billing and transmission failures, which are often beyond the Company’s control; its ability to compete effectively; its ability to capture opportunities in the growing smart phone market; its ability to obtain and maintain applicable permits and approvals; general economic and business conditions; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks described in the Company’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on June 28, 2013.These forward-looking statements are based on current expectations, assumptions, estimates and projections about the Company and its industry. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

About Sky-mobi Limited

Sky-mobi Limited operates the leading mobile application store in China in terms of the user visits to the Company’s Maopao application store. The Company works with handset companies to pre-install its Maopao mobile application store on handsets and with content providers to provide users with applications and content titles. Users of its Maopao store can browse, download, and enjoy a range of applications and content, such as single-player games, mobile music, and books. The Company’s Maopao store enables mobile applications and content to be downloaded and run on various mobile handsets with different hardware and operating system configurations. The Company also operates a mobile social network community in China, the Maopao Community, where it offers mobile social games, as well as applications and content with social network functions to its registered members. The Company is based in Hangzhou, the People’s Republic of China. For more information, please visit: www.sky-mobi.com.

Contact:

Sky-mobi Limited Mr. John Bi, CFO Phone: + (86) 571-87770978 (China) Email: investor.relations@sky-mobi.com	ICR Inc Jeremy Peruski, Senior Vice President Phone: + (1) (646) -915-1615 (US) Email: investor.relations@sky-mobi.com

FINANCIAL TABLES FOLLOW

Sky-mobi Limited

Unaudited Consolidated Statements of Profit or Loss and Other Comprehensive Income (IFRS)

	For the three months ended			For the six months ended
	September 30,			September 30,
	2012	2013	2013	2012	2013	2013
In thousands	(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
(Except for share and per share data)

Revenues	139,831	116,583	19,050	293,186	241,800	39,510
Cost of revenues	(105,451)	(89,417)	(14,611)	(221,747)	(180,387)	(29,475)

Gross profit	34,380	27,166	4,439	71,439	61,413	10,035

Research and development expenses	(23,008)	(8,296)	(1,356)	(43,083)	(20,084)	(3,282)
Sales and marketing expenses	(8,342)	(7,118)	(1,163)	(17,272)	(17,882)	(2,922)
General and administrative expenses	(18,263)	(14,067)	(2,299)	(35,533)	(29,531)	(4,825)
Other income and expense	(43)	49	8	17	10	2

Total operating expenses	(49,656)	(29,432)	(4,810)	(95,871)	(67,487)	(11,027)

Loss from operations	(15,276)	(2,266)	(371)	(24,432)	(6,074)	(992)

Other gains and losses	4,222	4,168	681	8,718	7,013	1,146
Impairment loss on investments in associates	—	(727)	(119)	—	(727)	(119)
Impairment loss on available-for-sale investments	—	(800)	(131)	—	(800)	(131)
Share of results of associates	(498)	96	16	(779)	1,552	254

Profit before tax	(11,552)	471	76	(16,493)	964	158
Income tax expenses	(108)	(4,919)	(804)	(275)	(5,743)	(938)

Loss for the period	(11,660)	(4,448)	(728)	(16,768)	(4,779)	(780)

Total comprehensive loss for the period	(11,660)	(4,448)	(728)	(16,768)	(4,779)	(780)

Profit (loss) and total comprehensive income (loss)attributable to: - Owners of the Company	(11,768)	(3,939)	(645)	(16,867)	(4,393)	(717)
- Non-controlling interests	108	(509)	(83)	99	(386)	(63)

	(11,660)	(4,448)	(728)	(16,768)	(4,779)	(780)

Losses per common share
Basic	(0.04)	(0.02)	(0.00)	(0.06)	(0.02)	(0.00)
Diluted	(0.04)	(0.02)	(0.00)	(0.06)	(0.02)	(0.00)

Weight average number of ADS
Basic	32,273,875	29,796,691		32,273,853	30,034,578
Diluted	32,273,875	29,796,691		32,273,853	30,034,578

Weight average number of shares
Basic	258,191,000	238,373,525		258,190,821	240,276,625
Diluted	258,191,000	238,373,525		258,190,821	240,276,625

Unaudited Reconciliations of non-IFRS financial measures

to comparable IFRS financial measures

	For the three months ended			For the six months ended
	September 30,			September 30,
	2012	2013	2013	2012	2013	2013
In thousands	(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
(Except for share and per share data)

IFRS cost of revenues	(105,451)	(89,417)	(14,611)	(221,747)	(180,387)	(29,475)
Less: share-based compensation expenses	956	244	40	1,946	287	47

Non-IFRS cost of revenues	(104,495)	(89,173)	(14,571)	(219,801)	(180,100)	(29,428)

IFRS gross profit	34,380	27,166	4,439	71,439	61,413	10,035
Add: share-based compensation expenses	956	244	40	1,946	287	47

Non-IFRS gross profit	35,336	27,410	4,479	73,385	61,700	10,082

Total IFRS operating expenses	(49,656)	(29,432)	(4,810)	(95,871)	(67,487)	(11,027)
Less: share-based compensation expenses	7,070	2,696	441	14,317	9,744	1,592

Total non-IFRS operating expenses	(42,586)	(26,736)	(4,369)	(81,554)	(57,743)	(9,435)

IFRS loss from operations	(15,276)	(2,266)	(371)	(24,432)	(6,074)	(992)
Add: share-based compensation expenses	8,026	2,940	481	16,263	10,031	1,639

Non-IFRS profit (loss) from operations	(7,250)	674	110	(8,169)	3,957	647

IFRS net loss for the period	(11,660)	(4,448)	(728)	(16,768)	(4,779)	(781)
Add: share-based compensation expenses	8,026	2,940	481	16,263	10,031	1,639

Non-IFRS net profit (loss) for the period	(3,634)	(1,508)	(247)	(505)	5,252	858

Non-IFRS earnings (losses) per common share
Basic	(0.01)	(0.00)	(0.00)	(0.00)	0.02	0.00
Diluted	(0.01)	(0.00)	(0.00)	(0.00)	0.02	0.00

Weight average number of shares
Basic	258,191,000	238,373,525		258,190,821	240,276,625
Diluted	258,191,000	238,373,525		258,190,821	240,276,625

Sky-mobi Limited

Unaudited Consolidated Statements of Financial Position (IFRS)

	As of	As of
	June 30,	September 30,	September 30,
	2013	2013
In thousands	(RMB)	(RMB)	(US$)

ASSETS
Current assets
Cash and cash equivalents	107,368	125,215	20,460
Term deposits	507,166	393,776	64,342
Investment in financial products	—	85,820	14,023
Trade and other receivables	81,678	67,260	10,989
Amounts due from related parties	131	2,219	363

Total current assets	696,343	674,290	110,177

Non-current assets
Property and equipment	12,040	9,401	1,536
Investments in associates	29,326	64,085	10,471
Available-for-sale investments	7,081	6,248	1,021
Prepayment for investment	250	1,450	237
Other non-current assets	3,098	3,312	541
Deferred tax assets	1,765	1,765	288

Total non-current assets	53,560	86,261	14,094

Total assets	749,903	760,551	124,271

EQUITY AND LIABILITIES
Current liabilities
Trade and other payables	130,713	143,445	23,439
Income tax liabilities	4,103	9,022	1,474
Amounts due to related parties	7,644	8,109	1,325
Deferred revenue	8,436	7,860	1,284

Total current liabilities	150,896	168,436	27,522

Total liabilities	150,896	168,436	27,522

Equity
Share capital	90	90	15
Share premium	628,126	624,385	102,024
Reserves	164,647	166,014	27,126
Treasury stock	(4)	(5)	(1)
Deficit	(198,280)	(202,288)	(33,054)

Equity attributable to owners of the Company	594,579	588,196	96,110
Non-controlling interests	4,428	3,919	639

Total equity	599,007	592,115	96,749

Total equity and liabilities	749,903	760,551	124,271